UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Extraordinary General Meeting approved the sale of Liquigás

Rio de Janeiro, January 31, 2017 - Petróleo Brasileiro S.A. - Petrobras
announces that, today, the Shareholders’ Extraordinary General Meeting approved the sale of its wholly-owned subsidiary Liquigás Distribuidora S.A.
(“Liquigás”), announced on November 17, 2016.

The Shareholders’ Meeting approved the sale of 100% of the shares held by
Petrobras of Liquigás to Companhia Ultragaz S.A., a wholly-owned subsidiary of
Ultrapar Participações S.A., for the amount of R$ 2.67 billion.

Liquigás operates in the bottling, distribution and trading of liquefied petroleum gas (LPG). The company is present in almost all Brazilian states, and has 23 operating centers, 19 warehouses, one road-railroad storage and loading base, and a network of approximately 4,800 authorized resellers.

The conclusion of the operation is still subject to compliance with preceding conditions negotiated.

The sale of PetroquímicaSuape and Citepe was removed from the Shareholders’
Meeting agenda due to the Regional Federal Court decision that granted the injunction determining the suspension of the sale of these assets, as disclosed today in a material fact.

Petrobras is taking all the necessary judicial measures to protect its investors and own interests.

PetroquímicaSuape and Citepe are wholly-owned subsidiaries of Petrobras and are part of the company’s Chemical-Textile Industrial Complex, located in Ipojuca, in the state of Pernambuco.

The operating cash flow generation of the Citepe-Suape Complex is negative, which demands regular capital contributions. In the case of the sale process is not executed, Petrobras will analyze the possibility of closing this Complex, in order to reduce the additional capital contributions that pressures the company’s cash.

Both transactions are aligned to Petrobras’ Strategic Plan/2017-21 Business and
Management Plan, withdrawing entirely from LPG distribution and petrochemical business. These transactions are part of the partnership and divestment program that reached US$13.6 billion in 2015-2016 period.
_______________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: January 31, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer